SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 17 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,689,637 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,689,637 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,689,637 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.99%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 917,964 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 917,964 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 917,964 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.02%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,871,155 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,871,155 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,871,155 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 700,000 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 700,000 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 700,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.78%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,179,606 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,179,606 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,179,606 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.86%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,179,606 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,179,606 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,179,606 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.86%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS Raphael Benaroya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 shares of Class A Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS Dorrit M. Bern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000 shares of Class A Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 17 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.  This Amendment No. 3 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $18,758,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported in this Schedule 13D.  Clinton used a total of approximately $18,397,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned by Clinton.  Mr. Benaroya used a total of approximately $310,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned by him.  Ms. Bern used a total of approximately $51,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned by her.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (iv) available working capital of CROP, for the shares of Class A Common Stock held directly by it; (v) available working capital of CSO, for the shares of Class A Common Stock held directly by it; and (vi) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia, CROP and CSO.  Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

The Class A Common Stock reported herein as beneficially held by Mr. Benaroya was purchased solely with the personal funds of Mr. Benaroya and none of the proceeds used to purchase the Class A Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Class A Common Stock reported herein as beneficially held by Ms. Bern was purchased solely with the personal funds of Ms. Bern and none of the proceeds used to purchase the Class A Common Stock reported herein as beneficially owned by her were provided through borrowings of any nature.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 17 Pages

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On September 17, 2012, Clinton sent a letter to stockholders of the Issuer reiterating the Issuer’s poor financial performance and seeking the stockholders' support in Clinton's consent solicitation to replace the Board.  Clinton  emphasized the importance of the selection of the Issuer’s new chief executive officer and stated that the Clinton Nominees, with their extensive experience as executives in the retail and investment banking industries, would be better suited to make this selection than the current Board.

The foregoing summary is qualified in its entirety by reference to the full text of the letter, a copy of which is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 are hereby amended and restated as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 6,297,606 shares of Class A Common Stock, constituting approximately 7.00% of the Issuer’s currently outstanding Class A Common Stock.  The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 90,017,949 shares of Class A Common Stock outstanding as of August 31, 2012, as reported in the Issuer's preliminary Consent Revocation Statement on Schedule 14A filed with the Securities and Exchange Commission on September 6, 2012.

(i)	Spotlight Fund:
	(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,689,637 shares of Class A Common Stock.
Percentage: Approximately 2.99% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,689,637 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,689,637 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 17 Pages

(iii)	Magnolia:
	(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 917,964 shares of Class A Common Stock.
Percentage: Approximately 1.02% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 917,964 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 917,964 shares of Class A Common Stock

(iv)	CROP:
	(a)	As of the date hereof, CROP may be deemed the beneficial owner of 1,871,155 shares of Class A Common Stock.
Percentage: Approximately 2.08% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,871,155 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,871,155 shares of Class A Common Stock

(v)	CSO:
	(a)	As of the date hereof, CSO may be deemed the beneficial owner of 700,000 shares of Class A Common Stock.
Percentage: Approximately 0.78% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 700,000 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 700,000 shares of Class A Common Stock

(vi)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 6,179,606 shares of Class A Common Stock.
Percentage: Approximately 6.86% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,179,606 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,179,606 shares of Class A Common Stock

(vii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 6,179,606 shares of Class A Common Stock.
Percentage: Approximately 6.86% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,179,606 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,179,606 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 17 Pages

(viii)	Mr. Benaroya:
	(a)	As of the date hereof, Mr. Benaroya may be deemed the beneficial owner of 100,000 shares of Class A Common Stock.
Percentage: Approximately 0.11% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 100,000 shares of Class A Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 100,000 shares of Class A Common Stock
		4.	Shared power to dispose or direct the disposition: 0

(ix)	Ms. Bern:
	(a)	As of the date hereof, Ms. Bern may be deemed the beneficial owner of 18,000 shares of Class A Common Stock.
Percentage: Approximately 0.02% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 18,000 shares of Class A Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 18,000 shares of Class A Common Stock
		4.	Shared power to dispose or direct the disposition: 0

By virtue of the Consent Solicitation, the Reporting Persons and the Nominees may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 6,297,606 shares of Class A Common Stock, constituting approximately 7.00% of the shares of Class A Common Stock outstanding.  None of the Nominees, other than Mr. Benaroya and Ms. Bern, beneficially owns any Class A Common Stock or other securities of the Issuer.  Each Nominee, other than Mr. Benaroya and Ms. Bern, expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the Reporting Persons.  Mr. Benaroya and Ms. Bern expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially owned by Clinton and Clinton expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Mr. Benaroya and Ms. Bern.  Furthermore, Mr. Benaroya expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Ms. Bern and Ms. Bern expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Mr. Benaroya.

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia, CROP and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 6,179,606 shares of Class A Common Stock beneficially owned by Spotlight Fund, SPOT, Magnolia, CROP and CSO.  By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI has voting power or dispositive power.  Mr. Benaroya has sole voting and dispositive power over the 100,000 shares of Class A Common Stock beneficially owned by him.  Ms. Bern has sole voting and dispositive power over the 18,000 shares of Class A Common Stock beneficially owned by her.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 17 Pages

(c) All transactions in Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:
Exhibit	Description
5	Letter to the Stockholders of The Wet Seal, Inc., dated September 17, 2012.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2012

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Retail Opportunity Partnership, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

CUSIP No. 961840105	SCHEDULE 13D/A	Page 17 of 17 Pages

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ Raphael Benaroya
Raphael Benaroya

/s/ Dorrit M. Bern
Dorrit M. Bern

SCHEDULE B

Transaction History of the Reporting Persons with respect to Class A Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock that were effectuated by a Reporting Person since the filing of the Original Schedule 13D.  SPOT, Magnolia and CROP are the only Reporting Persons to have effectuated transactions in Class A Common Stock since the filing of Amendment No. 2.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Clinton Spotlight Master Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/13/2012	55,000	3.1764

Clinton Magnolia Master Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/13/2012	22,000	3.1764

Clinton Retail Opportunity Partnership, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/13/2012	33,000	3.1764

EXHIBIT 4

Letter to the Stockholders of The Wet Seal, Inc., dated September 17, 2012

Clinton Spotlight Fund, L.P.
c/o Clinton Group, Inc.
9 West 57th Street
New York, New York 10019

September 17, 2012

To Our Fellow Stockholders of The Wet Seal, Inc.:

We write on behalf of Clinton Spotlight Fund, L.P. and its affiliates (“Clinton”), which collectively own approximately 6,179,606 shares of Class A common stock of The Wet Seal, Inc., or approximately 6.86% of the outstanding shares.

We are writing to encourage you to consent to the proposals we have placed before you to replace most of the existing Board of  Directors. It is clear to us that realizing the potential of Wet Seal and maximizing the value of its common stock require a new Board.

The record of disappointing results, strategy and management shifts and a lagging stock price are well known. Wet Seal has produced negative same-store sales in more than 70% of the last 60 months. The current Board has presided over three Chief Executive Officers and as many Chief Merchants in that same period, each time embracing the executive with enthusiasm at first and then apologizing for the disappointing performance later.  eCommerce sales have fallen. More than half the Company's market capitalization is sitting in cash on the Company's balance sheet. The stock is down 43% in the last year and down by more than 24% in the last three years (each measured through the date we announced our intention to seek consent to replace the Board). During these same periods, an index of the Company’s competitors (as defined by the Company in its annual report)1 has performed much better: up 30% and 31% in the one-year and three-year period, respectively.

It does not have to be this way. The Company has a solid brand and an attractive real estate portfolio. It is in a strong market selling "fast fashion" at good prices to an attractive demographic.

Despite these advantages, stockholders should not reasonably expect any improvement in financial performance if they allow the same Board to continue to manage the Company. The current directors have an average tenure of seven years and have, undoubtedly, been trying to create value for stockholders for years. They have, however, failed us.

We believe – and we mean no disrespect by this – that the current Board simply does not have the skills set and experience required to expertly manage the strategy of the Company or to reliably hire talented managers.  The members of the Board that we seek to remove are a hedge fund manager (whose fund owns no stock in Wet Seal), a Canadian corporate lawyer (NB: the Company has no stores in Canada), a former independent film executive who now manages some investment funds (none of which, as best we can tell, own any stock in Wet Seal) and a consultant that “advises financial and investment groups” and who used to be a division head at a department store company. To recite their current positions and biographies is to demonstrate the wide gap that separates the Company’s needs and the Board’s expertise.

We are convinced that if the stockholders were sitting around a table and describing the sort of individuals that could, as Wet Seal board members, skillfully protect and grow our investments, we would not sketch a picture that resembles the current Board. We should not let inertia, path dependency or promises of impending, dramatic improvements lead us to accept a Board we would not voluntarily choose. Instead, we should put in place a Board that has the necessary experience, insight and skills to lead the Company successfully.

1  Such competitors include Abercrombie & Fitch, Aeropostale, American Eagle Outfitters, bebe stores, The Gap, Guess?, Nordstrom, Pacific Sunwear of California, Target and Urban Outfitters.

The individuals that we have nominated for your consideration are precisely that. They are all independent of our firm – there is no prior or existing business or financial relationship between us other than with respect to their status as nominees – and capable of helping to lead the Company out of its ugly pattern of under-performance. Three of our five nominees have served as the Chief Executive Officer of public companies that are specialty retailers. The fourth was a Chief Operating Officer of such a firm. And the fifth is an accomplished investment banker with decades of experience advising companies like Wet Seal on capital structure and strategic alternatives. These five new directors, plus Mr. Reiss (whose continuing service as a director we commend), can help the Company improve its operations and balance sheet efficiency. They certainly know the right questions to ask, the strategic options to consider, the drivers of success to manage, the leaders in the industry to recruit, the metrics to watch, the competitors to track and the levers to pull. (We encourage you to read our full consent solicitation statement, which includes complete biographies of these professionals.)

That being said, the most important task facing the Company is the hiring of a new Chief Executive Officer. If we leave our fate in the hands of a hedge fund manager, a Canadian corporate lawyer, an independent film executive and a consultant, how much confidence can we have that this time – unlike the past – the person they hire will get the Company on the right track? We believe that the individuals we have proposed as directors have a greater likelihood of recognizing and recruiting a talented leader. With deep professional networks and decades of experience in specialty retailing, our nominees are simply better equipped to recruit and hire a great Chief Executive. And, of course, a talented Chief Executive will want knowledgeable directors that can serve as a sounding board and as mentors. Moreover, we are concerned that a rising star in the specialty retailing business would simply not put her or his career in the hands of the existing Board, given its lack of expertise and the treatment afforded the Company’s last Chief Executive. (In fact, we are aware of two experienced individuals who have been approached about the Chief Executive role but who have declined to even interview unless the Board is changed.) As stockholders, we cannot afford to carry the current Board on our back: we must instead have a Board that provides us with a real advantage in recruiting the best possible person for this critical job. And, we certainly should not risk that the current directors will again select the wrong leader, saddling the stockholders with the costs of a sign-on bonus and yet another severance package.

It is time for the current Board to be held accountable for the Company’s under-performance. We cannot help but note that while stockholders have suffered, the Board has done quite well. In fact, the current Board has received more than $16 million in compensation over their tenure at the Company.2 Just last month, the directors awarded themselves “supplemental” pay – stock valued at nearly twice the average quarterly net income the Company has generated over the last six quarters. And while they preach patience to the stockholders, the directors have been unwavering about selling stock at almost every turn: of the 3.1 million vested shares the directors have granted themselves, they have sold more than 1.8 million shares, at an average price of more than $5 per share.

For the rest of you – those who bought stock with cash and still hold it, like us – we hope you will join us in earnestly trying to improve the Company. Being patient and passive, while the current Board sells stock, has not worked so far. Please support the proposals we have put before you to remove four of the five current directors and to replace them, and fill the one open Board seat, with independent professionals that possess the right skills to protect our investments and guide the Company to long-term growth or an eventual sale.

If you agree with us, please sign, date and return the white consent card. You should have received that ballot by mail, email or in your electronic proxy voting system. If and as soon as we receive the consent of a majority of the outstanding stock (assuming we do so prior to the deadline under Delaware law), these proposals will be effective. So, please do not delay. Collectively, we can change the Board and we can do so right now.

2  Calculated as the sum of the cash compensation received, plus the value of shares granted and still owned (at a per share price of $3.13, the closing price on September 14, 2012), plus the proceeds received by the directors in their stock sales as reported on SEC Form 4.

If you have any questions or require any assistance in executing your consent, please contact Okapi Partners LLC at 437 Madison Avenue, 28th Floor, New York, New York 10022 or (212) 297-0720 or Toll-Free (877) 259-6290.

    Thank you for your consideration,

    Joseph A. DePerio
    Senior Portfolio Manager

    Gregory P. Taxin
    Managing Director